ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia   V6E 4G1

Telephone: (604) 688-8656 Facsimile:(604) 688-8654

Website:  www.accelrate.com

APS – 47	August 16, 2005
TSX.V Symbol: APS
FOR IMMEDIATE RELEASE	Frankfurt (Germany) Symbol: KCG

ACCELRATE LAUNCHES UPDATED AND ENHANCED WEBSITE

Vancouver, B.C, August 16, 2005 – AccelRate Power Systems, the technology leader in “high-speed” battery chargers, announced today that it has redesigned and updated its Internet

Website, which can still be accessed at  www.accelrate.com.

The primary purpose of the revamped website is to reflect the company’s growing business and to offer the most efficient presentation of relevant and appropriate information regarding our core battery charger market and applications to the Company’s various audiences, including new and prospective partners, customers, investors, the general public, and the media.

In announcing the launch of the new website, AccelRate President and CEO Reimar Koch said "This is a straight-forward, user friendly website that enhances the transparency of AccelRate’s business strategy and progress. It represents another part of the Company’s ongoing effort to provide rapid, comprehensive disclosure of information that is vital to our customers and the investors understanding of, and confidence in, AccelRate’s products and business activities."

The biggest improvement is relevant information, navigation and layout. The site reflects all the relevant information that a user needs broken down into easy and intuitively navigable sections for quick information retrieval.

A new “Motive Power” section has been developed featuring a comprehensive product literature databank that holds all of AccelRate’s battery charger technical manuals, specification sheets and warranty information. This resource will prove especially useful to new customers who can download relevant technical documentation for an AccelRate product that they are currently installing or changing. Also in the Motive Power Market & Products section, is a “Contact Us” link where customers can follow-up directly for technical assistance, site commissioning, or for product training.

Other information has been added to the site to make it more useful. Additions include FAQ sections regarding AccelRate technology, products and the industry; a calendar of events; typical cost savings for industrial users of AccelRate’s SC “High-Speed” battery charger; stock-related information; and much more.

For those with a keen interest in witnessing the growth of AccelRate’s “high-speed” battery charger products, you can sign up for e-mail alerts where information will be sent to you on a timely basis.

AccelRate’s proprietary charging technology functions effectively with batteries of all conventional chemistries and sizes in industrial, portable, power tool, military and transportation applications. AccelRate’s technology provides customers with up to 80% decreased charging time, increased battery lifetime due to improved heat management, and decreased energy use.

AccelRate Power Systems is headquartered in Vancouver, BC. AccelRate’s shares trade on the TSX Venture Exchange (symbol APS), and on the Frankfurt Exchange (symbol KCG).

ACCELRATE POWER SYSTEMS INC.
“Reimar Koch”
President and CEO

For further information contact

Debby Harris

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.